Farmacias Ahumada, S.A., Subsidiary of Grupo Casa Saba, Celebrates an Extraordinary Shareholders' Meeting

Mexico City, Mexico, October 12, 2010. - Grupo Casa Saba, S.A.B. de C.V. ("SABA", "GCS", "THE COMPANY" or "THE GROUP") (BMV: SAB*) and (NYSE: SAB), announces that today, its subsidiary, Farmacias Ahumadas, S.A., located in Santiago, Chile, celebrated an Extraordinary Shareholders' Meeting in which it adopted the following resolutions:

1. – Reform Farmacias Ahumada, S.A.’s statutes to reduce the number of board members from 9 to 7 and to eliminate the position of Alternate Board Member.  As a result, the Company will be administered solely by the 7 appointed board members.

2. – Revoke the existing Board of Directors.

3. – The election of a new Board of Directors comprised of 7 board members.  The following individuals were elected:

  Manuel Saba Ades;
  Alberto Saba Ades;
  Gabriel Saba D’Jamus;
  Pedro Alejandro Sadurni Gómez;
  Jorge Manuel Sánchez Lanzilotti;
  Ricardo Ríos Cárdenas; and
  Juan Carlos Délano Valenzuela  (Independent)

About GCS

GCS was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type with US$2.2 billion in sales in 2009. GCS distributes pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products to a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels. In addition, GCS also owns and operates a chain of more than 160 drugstores under the Farmacias ABC brand in Mexico and 80+ drugstores in the States of Rio de Janeiro and Sao Paulo in Brazil that operate under the CSB Drogarias, S.A. (previously known as Drogasmil Medicamento y Perfumaria, S.A.) brand.

Contacts:

GRUPO CASA SABA

Sandra Yatsko
syatsko@casasaba.com
+52 (55) 5284-6672

Alejandro Sadurni Gómez
asadurni@casasaba.com